EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of ASP Isotopes Inc. on Form S-1 to be filed on or about November 20, 2023 of our report dated March 31, 2023, on our audits of the consolidated financial statements as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from September 13, 2021 (inception) through December 31, 2021, which report was included in the Annual Report on Form 10-K. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

November 20, 2023